QUARTZ ANNOUNCES ACQUISITION OF BUCK PROPERTY &
GRADUATION TO TSX VENTURE EXCHANGE

November 23, 2011, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz” or the “Corporation”) (NEX: QZM.H; OTCBB: QZMRF) announces the acquisition of an option (the “Option”) to acquire a 100% interest in the Buck gold-silver property located in central British Columbia (the “Buck Property”) from Hunter Dickinson Resources Ltd. (“HDRL”). Quartz has also made an application to graduate from the NEX Exchange to Tier 2 of the TSX Venture Exchange (the “TSX-V”).

Acquisition of Buck Property

HDRL holds the Option pursuant to an option agreement (the “Option Agreement”) with the owners of the Buck Property (the “Option Grantors”) dated June 28, 2011. HDRL has agreed to sell its interest in the Option Agreement to Quartz, pursuant to a sale agreement (the “Sale Agreement”) dated November 22, 2011.

Sale Agreement

As consideration for HDRL entering into the Sale Agreement, Quartz will:

  pay to HDRL $100,000 in cash and issue 1,200,000 shares in the capital of Quartz on the closing of the transaction;

  issue to HDRL 1,200,000 shares in the capital of Quartz in the event that Quartz completes a National Instrument 43-101 compliant resource estimate on the Buck Property (the “First Milestone Shares”);

  issue to HDRL 2,400,000 shares in the capital of Quartz in the event that Quartz completes a ‘preliminary assessment’ or a ‘pre-feasibility study’ (as those terms are used in National Instrument 43-101) on the Buck Property (the “Second Milestone Shares”); and

  issue to HDRL 2,400,000 shares in the capital of Quartz in the event that Quartz completes a ‘feasibility study’ (as that term is used in National Instrument 43-101) on the Buck Property (the “Third Milestone Shares” and, together with the First Milestone Shares and the Second Milestone Shares, the “Milestone Consideration”).

The Sale Agreement is subject to certain conditions, including the following:

  HDRL completing, at its own cost, a report and work program for the Buck Property in accordance with the requirements of National Instrument 43-101 (the “Report”);

  the graduation of Quartz from the NEX Exchange to the TSX-V;

  the completion by Quartz of a debt or equity financing of at least $5,000,000; and

  approval of the TSX-V and shareholder approval or the written consent of over 50% of the shareholders of the Corporation.

HDRL has recently completed the Report on the Buck Property and Quartz expects to file the Report on SEDAR shortly.

Option Agreement

In order to exercise the Option, Quartz will:

  pay to the Option Grantors a total amount of $20,000 and issue to the Option Grantors a total of 100,000 shares in the capital of Quartz on the effective date of the Option Agreement;

  on the first anniversary of the effective date, pay the Option Grantors a total amount of $25,000 and issue a total of 150,000 shares in the capital of Quartz;

  on the second anniversary of the effective date, pay the Option Grantors a total amount of $30,000 and issue a total of 200,000 shares in the capital of Quartz; and

  on the third anniversary of the effective date, pay the Option Grantors a total amount of $30,000 and issue a total of 200,000 shares in the capital of Quartz (collectively, the “Grantor Payments”).

Following the exercise of the Option, Quartz will become the 100% owner of the Buck Property, subject to a 3% net smelter return royalty. Quartz will have the right at any time to reduce the royalty by 1% by paying $500,000 to the Option Grantors. The royalty will be reduced by a further 1% after royalty payments to the Option Grantors have equalled or exceeded $10,000,000.

About the Buck Property

The Buck Property is an exploration project located near the Town of Houston in central British Columbia. Historical drilling, trenching and geological mapping has shown the presence of epithermal gold-silver mineralization on the property, that is similar in age and character to other BC Upper Cretaceous mineral occurrences such as New Gold’s Blackwater-Davidson deposit (Indicated resources of 165 million tonnes grading 1.01 g/t gold and Inferred resources of 39 million tonnes grading 0.94 g/t; September 2011), Silverquest’s Capoose deposit (Indicated resources of 31.2 million tonnes grading 0.38 g/t and Inferred resources of 37.3 million tonnes grading 0.37 g/t; September 2011) and Amarc’s Newton gold prospect.

The gold-silver mineralization occurs within an alteration zone extending at least 700 metres in an east-west direction and 600 metres in a north-south direction, and is open for further expansion. There is also potential for additional discoveries on the remainder of the large 55,998.46 hectare property.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the technical content in this release.

About Quartz

Quartz is a mineral exploration and development company based in Vancouver, Canada, which is currently listed on the NEX Exchange. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details on Quartz Mountain Resources Ltd., please visit www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors

Rene G. Carrier
President and Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Corporation expects are forward-looking statements. Although the Corporation believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include uncertainty related to the completion of the required financing, the fulfillment of the conditions upon which the transaction described herein is dependent, market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Corporation, investors should review the Corporation's continuous disclosure filings that are available at www.sedar.com